Exhibit 99.2

Q1 FY24 Results:

Mytheresa grows +7% in Net Sales in the first quarter

•	Solid Growth with Net Sales growing +12.0% on a constant currency basis (+6.8% on an IFRS basis) and GMV growth +8.0% on a constant currency basis (+3.1% on an IFRS basis) despite challenging macro environment

•	US Market Outperformance with excellent Net Sales growth of +28.9% and +56.1% growth of US Top Customer numbers

•	Continued global Top Customers Growth with number of top customers growing by +19.0% in Q1 FY24

•	New record high of Average Order Value LTM increasing by +5.4% to €660 in Q1 FY24

•	Exclusive collaborations with Loro Piana, Loewe, The Row and Brunello Cucinelli

MUNICH, Germany (November 28, 2023) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its first quarter fiscal year 2024 ended September 30, 2023. The luxury multi-brand digital platform reported solid financial performance for the first quarter FY24, delivering growth and only a small net loss amidst challenging market conditions.

Mytheresa first quarter highlights include a strong double-digit revenue growth in the United States, global Top Customer business growth and the opening of the new state-of-the art distribution center at the airport in Leipzig increasing the speed of shipment globally as one of the main customer benefits.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are pleased with our results in a very difficult macro environment. With our positive revenue growth and a small Adj. EBITDA loss, we demonstrated the fundamental strength of our business model compared to peers. As expected we saw a continued slow-down in demand with aspirational customers across all geographies and a high promotional intensity in the market.”

Kliger continued, “We achieved strong double-digit revenue growth in the United States, grew again our business with our global top customers over-proportionally and managed to mitigate significant margin pressures with cost reductions. With our resilient business model and our focus on the high-spending, wardrobe-building customers we will be best positioned to benefit and accelerate when market conditions improve.”

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED SEPTEMBER 30, 2023

•	Net sales increase of 12.0% on a constant currency basis (6.8% on an IFRS basis) year-over-year to €187.8 million

•	GMV growth of 8.0% on a constant currency basis (3.1% on an IFRS basis) to €204.1 million in Q1 FY24 as compared to €197.9 million in the prior year period

•	Gross Profit margin of 42.5%

•	Slightly negative Adjusted EBITDA margin of -0.4% as anticipated and fully reflected in the guidance for full FY24

KEY BUSINESS HIGHLIGHTS

•	Exclusive launch of Bucherer Fine Jewellery online as part of the overall partnership with Bucherer and the strategic expansion of the fine jewelry assortment with 30 new additional brands in the next months

•	Launch of exclusive capsule collections and pre-launches in collaboration with Loewe, Brunello Cucinelli, The Row, Missoni, Manolo Blahnik, Loro Piana and many more

•	Unique money can’t buy experiences in collaboration with Rabanne in Cadaqués (Spain), Erdem in Chicago (US) and Magda Butrym in Warsaw (Poland)

•	Opening of the second truly immersive physical luxury shopping destination in partnership with Flamingo Estate: The Holiday House in Los Angeles

•	Strong Average Order Value LTM increasing to €660 in Q1 FY24

•	Strong growth of number of Top Customers with +19.0% in Q1 FY24 vs. Q1 FY23

•	Operational scaling with the successful start of operations in the new central distribution center in Leipzig, Germany

For the full fiscal year ending June 30, 2024, we confirm our guidance at the lower end of the ranges:

•	GMV and Net Sales growth in the range of 8% to 13%

•	Gross Profit growth in the range of 8% to 13%

•	Adjusted EBITDA margin in the range of 3% and 5%

We expect a stronger H2 vs. H1 in FY24 as the market environment improves and the full leverage of major infrastructure investments boost the business.

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its first quarter of fiscal year 2024 financial results on November 28, 2023 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (888) 550-5658 (USA). The participant access code will be 4922601. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on November 28, 2023, through December 5, 2023, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 4922601. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and

projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on September 14, 2022 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.

•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

•	Net Sales Growth on a constant currency basis is a non-IFRS financial measure that is calculated by translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated, excluding effects from hedge accounting. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effect. Constant currency metrics are calculated using the average foreign exchange rates during the corresponding period in the prior fiscal year applicable to the local currency in which the transactions are denominated so as to calculate what our results would have been had exchange rates remained stable from one fiscal year to the next. These calculations do not include the effects of hedge accounting or any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “Life”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €855.8 million GMV in fiscal year 2023 (+15% vs. FY22).

For more information and updated Mytheresa campaign imagery, please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com	Solebury Strategic Communications Maria Lycouris / Carly Grant phone: +1 800 929 7167 email: investors@mytheresa.com

Media Contacts for public relations and business press Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended

	September 30, 2022	September 30, 2023	Change in % / BPs

(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	€ 197.9	€ 204.1	3.1%
Active customer (LTM in thousands) (1), (2)	800	865	8.2%
Total orders shipped (LTM in thousands) (1), (2)	1,839	2,027	10.2%
Net sales	€ 175.9	€ 187.8	6.8%
Gross profit	€ 87.8	€ 79.8	(9.1%)
Gross profit margin(3)	49.9%	42.5%	(740 BPs)
Operating Loss	€ (0.9)	€ (13.2)	1443.4%
Operating Loss margin(3)	(0.5%)	(7.0%)	(650 BPs)
Net Loss	€ (3.8)	€ (11.9)	211.7%
Net Loss margin(3)	(2.2%)	(6.3%)	(410 BPs)
Adjusted EBITDA(4)	€ 12.7	€ (0.8)	(106.6%)
Adjusted EBITDA margin(3)	7.2%	(0.4%)	(760 BPs)
Adjusted Operating Income (Loss)(4)	€ 10.1	€ (4.2)	(141.8%)
Adjusted Operating Income (Loss) margin(3)	5.8%	(2.3%)	(810 BPs)
Adjusted Net Income (Loss)(4)	€ 7.2	€ (2.9)	(140.9%)
Adjusted Net Income (Loss) margin(3)	4.1%	(1.6%)	(570 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 30 in our quarterly report.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 30 in our quarterly report.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income, and their corresponding margins as a percentage of net sales:

	Three Months Ended

	September 30, 2022	September 30, 2023	Change in %

(in millions) (unaudited)
Net loss	€ (3.8)	€ (11.9)	211.7%
Finance expenses, net	€ 0.4	€ 1.0	170.7%
Income tax expense (benefit)	€ 2.6	€ (2.3)	(189.4%)
Depreciation and amortization	€ 2.5	€ 3.4	33.3%
thereof depreciation of right-of use assets	€ 1.7	€ 2.4	37.5%
EBITDA	€ 1.7	€ (9.8)	(676.2%)
Other transaction-related, certain legal and other expenses (1)	€ 1.5	€ 2.4	67.5%
Share-based compensation (2)	€ 9.5	€ 6.5	(32.1%)
Adjusted EBITDA	€ 12.7	€ (0.8)	(106.6%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 175.9	€ 187.8	6.8%
Adjusted EBITDA margin	7.2%	(0.4%)	(760 BPs)

	Three Months Ended

	September 30, 2022	September 30, 2023	Change in %

(in millions) (unaudited)
Operating loss	€ (0.9)	€ (13.2)	1443.4%
Other transaction-related, certain legal and other expenses (1)	€ 1.5	€ 2.4	67.5%
Share-based compensation (2)	€ 9.5	€ 6.5	(32.1%)
Adjusted Operating Income (loss)	€ 10.1	€ (4.2)	(141.8%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 175.9	€ 187.8	6.8%
Adjusted Operating Income (Loss) margin	5.8%	(2.3%)	(810 BPs)

	Three Months Ended

	September 30, 2022	September 30, 2023	Change in %

(in millions) (unaudited)
Net loss	€ (3.8)	€ (11.9)	211.7%
Other transaction-related, certain legal and other expenses (1)	€ 1.5	€ 2.4	67.5%
Share-based compensation (2)	€ 9.5	€ 6.5	(32.1%)
Adjusted Net Income (loss)	€ 7.2	€ (2.9)	(140.9%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 175.9	€ 187.8	6.8%
Adjusted Net Income (Loss) margin	4.1%	(1.6%)	(570 BPs)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expenses connected to the IPO and share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. We do not consider share-based compensation expenses to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see our annual report on Form 20-F filed on September 14, 2023.

MYT Netherlands Parent B.V.

Key Operating Metrics

(Amounts in € millions)

The following table sets forth the reconciliations net sales to growth of net sales on a constant currency basis:

	Three Months Ended

	September 30, 2022	September 30, 2023	Year-over-Year Change in %

(in millions) (unaudited)
Net Sales	€ 175.9	€ 187.8	6.8%
Foreign Exchange Impact(1)	€ 4.8	€ (3.8)
Net Sales at Constant Currency	€ 171.1	€ 191.5	12.0%

(1)	Foreign Exchange Impact means translating current period financial data using the average foreign exchange rates during the corresponding period in the prior fiscal year applicable to the local currency in which the transactions are denominated so as to calculate what our results would have been had exchange rates remained stable from one fiscal year to the next. These calculations do not include the effects from hedge accounting or any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended

(in € thousands)	September 30, 2022	September 30, 2023

Net sales	175,890	187,779
Cost of sales, exclusive of depreciation and amortization	(88,095)	(107,978)
Gross profit	87,795	79,800
Shipping and payment cost	(24,029)	(28,312)
Marketing expenses	(25,354)	(23,699)
Selling, general and administrative expenses	(37,643)	(38,428)
Depreciation and amortization	(2,547)	(3,396)
Other income, net	926	874
Operating loss	(853)	(13,161)
Finance income	4	1
Finance costs	(376)	(1,009)
Finance income (costs), net	(372)	(1,008)
Loss before income taxes	(1,225)	(14,169)
Income tax (expense) benefit	(2,581)	2,307
Net loss	(3,806)	(11,862)
Cash Flow Hedge	(3,059)	(1,744)
Income Taxes related to Cash Flow Hedge	854	487
Foreign currency translation	(25)	(13)
Other comprehensive loss	(2,230)	(1,270)
Comprehensive loss	(6,036)	(13,132)

Basic & diluted earnings per share	€(0.04)	€(0.14)
Weighted average ordinary shares outstanding (basic and diluted) – in millions(1)	86.5	86.8

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 13 of our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2023	September 30, 2023
Assets
Non-current assets
Intangible assets and goodwill	155,283	155,169
Property and equipment	37,227	39,419
Right-of-use assets	54,797	52,392
Deferred tax assets	59	1,372
Other non-current assets	6,573	6,679
Total non-current assets	253,939	255,030
Current assets
Inventories	360,262	378,625
Trade and other receivables	7,521	6,908
Other assets	42,113	36,194
Cash and cash equivalents	30,136	7,497
Total current assets	440,031	429,224
Total assets	693,971	684,254

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	529,775	536,253
Accumulated Deficit	(83,855)	(95,716)
Accumulated other comprehensive income	1,509	239
Total shareholders’ equity	447,430	440,777

Non-current liabilities
Provisions	2,646	2,673
Lease liabilities	49,518	47,383
Deferred tax liabilities	726	-
Total non-current liabilities	52,889	50,057
Current liabilities
Borrowings	-	16,393
Tax liabilities	24,073	20,713
Lease liabilities	8,155	8,577
Contract liabilities	11,414	4,450
Trade and other payables	71,085	73,815
Other liabilities	78,924	69,471
Total current liabilities	193,652	193,421
Total liabilities	246,541	243,477
Total shareholders’ equity and liabilities	693,971	684,254

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(3,806)	-	-	(3,806)
Other comprehensive loss	-	-	-	(2,205)	(25)	(2,230)
Comprehensive loss	-	-	(3,806)	(2,205)	(25)	(6,036)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	9,544	-	-	-	9,544
Balance as of September 30, 2022	1	509,494	(72,540)	(2,205)	1,503	436,252

Balance as of July 1, 2023	1	529,775	(83,855)	-	1,509	447,430
Net loss	-	-	(11,862)	-	-	(11,862)
Other comprehensive loss	-	-	-	(1,257)	(13)	(1,270)
Comprehensive loss	-	-	(11,862)	(1,257)	(13)	(13,132)
Share-based compensation	-	6,478	-	-	-	6,478
Balance as of September 30, 2023	1	536,253	(95,716)	(1,257)	1,496	440,777

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Three months ended September 30,
(in € thousands)	2022	2023

Net loss	(3,806)	(11,862)
Adjustments for
Depreciation and amortization	2,547	3,396
Finance (income) costs, net	372	1,008
Share-based compensation	9,544	6,341
Income tax expense (benefit)	2,581	(2,307)
Change in operating assets and liabilities
Increase in inventories	(32,053)	(18,364)
Decrease in trade and other receivables	2,130	618
Decrease in other assets	29,619	6,003
Decrease in other liabilities	(10,936)	(11,309)
Decrease in contract liabilities	(4,405)	(6,964)
(Decrease) increase in trade and other payables	(10,253)	2,729
Income taxes paid	(5,207)	(2,607)
Net cash used in operating activities	(19,866)	(33,317)
Expenditure for property and equipment and intangible assets	(5,092)	(3,107)
Net cash (used in) investing activities	(5,092)	(3,107)
Interest paid	(372)	(1,008)
Proceeds from borrowings	-	16,393
Proceeds from exercise of option awards	1,077	-
Payment of lease liabilities	(1,371)	(1,645)
Net cash inflow (outflow) from financing activities	(667)	13,740
Net decrease in cash and cash equivalents	(25,625)	(22,684)
Cash and cash equivalents at the beginning of the period	113,507	30,136
Effects of exchange rate changes on cash and cash equivalents	10	46
Cash and cash equivalents at end of the period	87,891	7,497